Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2015	2014
Basic
Earnings:
Net income attributable to common shareholders	$2,298	$4,331

Shares:
Average common shares outstanding	7,848	7,914

Basic earnings per common share	$0.29	$0.55

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,298	$4,331

Shares:
Average common shares outstanding	7,848	7,914
Potentially dilutive common shares outstanding	196	215
Diluted average common shares outstanding	8,044	8,129

Diluted earnings per common share	$0.29	$0.53

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.